

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2008

Via U.S. Mail

Howard Malovany, Senior Vice President
Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

       Re: Wm. Wrigley Jr. Company
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed June 26, 2008
              File No. 1-00800

Dear Mr. Malovany:

We have reviewed your response letter dated June 26, 2008, the revised filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 18

1.   We note your response to prior comment 10. Please incorporate your explanation regarding the reasons for receiving Goldman Sachs' fairness opinion in the filing, and disclose the weight that the board of directors afforded to the Goldman Sach's opinion versus the weight afforded to the William Blair's opinion.

Legal Proceedings Regarding the Merger, page 59

2.   We note that two class action lawsuits have been filed against you and Mars in connection with the merger. Consistent with the instructions to Item 1011(a)(5) of Regulation M-A, please provide us with copies of the complaints and relating court orders.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
        C. Moncada-Terry